China Yuchai Sells Xiamen Plant and Consolidates Assembly Operations

Singapore, Singapore – October 6, 2015 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that its main subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), has entered into an equity transfer agreement (“Agreement”) to sell its 100% shareholding interest in Xiamen Yuchai Diesel Engines Co., Ltd. (“Xiamen Yuchai”) to a third party. This transaction has been approved by the Xiamen Industry and Commerce Administration Bureau.

Pursuant to the Agreement, GYMCL will receive a total consideration of RMB189.5 million. On a preliminary basis, GYMCL expects to record a loss of RMB 17.6 million from this transaction.

Xiamen Yuchai was established in December 2006 to facilitate the construction of a new diesel engine assembly factory in Xiamen, Fujian Province, mainly for 6-cylinder heavy-duty diesel engines. Commercial production at Xiamen Yuchai commenced in September 2009. With a total investment of RMB 200 million and annual production capacity of 100,000 units, the intended aim of this assembly facility was to supply to several large customers of GYMCL in the surrounding region. After the disposal, GYMCL will continue to serve these customers from its main manufacturing base in Yulin City.

Weng Ming Hoh, President of China Yuchai, commented, “We believe that the consolidation of our facilities will create more value for our shareholders. The operating environment has changed since the commencement of production at Xiamen Yuchai in 2009. With this disposal, we are able to become more efficient and cost-effective as we consolidate our operations back to Yulin City. In this current challenging environment, we will continue to explore cost-saving initiatives while maintaining our market leadership by providing high-quality engine products and best-in-class services to all our customers throughout China.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “target”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com